Mail Stop 4561

September 13, 2007

Michele Nakazawa
Chief Financial Officer
Telos Corporation
19866 Ashburn Road
Ashburn, VA 20147

> **Re:** **Telos Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarterly period ended June 30, 2007**
> **File No. 001-08443**

Dear Ms. Nakazawa:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

1. We note your disclosure of significant short-term and long-term contractual obligations. Your filing should also include a discussion of historical information regarding sources and uses of cash, prospective information regarding long-term and short-term sources of capital, and a description of the course of action the Company has taken or proposes to take to remedy any deficiency. You should

clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows, avoiding a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 303 of Regulation S-K and Section IV of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (Release No. 34-48960) regarding your MD&A disclosures.

Consolidated Balance Sheets, page 25

2.   We note that the financial statements for the fiscal year ending December 31, 2005 have been restated to adjust warranty liability and deferred revenue associated with non-separately price warranties. Tell us more about the events leading up to the restatement including when the error was discovered and what consideration you gave to amending your Form 10-K for the fiscal year ended December 31, 2005. Also indicate what consideration was given to your disclosure requirements under Item 4.02 of Form 8-K to report that these previously issued financial statements should no longer be relied upon. Your response should include the SAB 99 analysis performed by management as the Staff believes that this analysis would be necessary to determine whether an Item 4.02 Form 8-K should be filed. We refer you to Attachment A to the minutes of the September 13, 2004 AICPA SEC Regulations Committee joint meeting with SEC Staff.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 30

3.   For arrangements within the scope of SAB 104 and EITF 00-21, tell us what consideration you gave to identifying each element included in such arrangements and describing the point in time that revenue is recognized and the basis for any revenue deferral.

4.   Please explain how the disclosure in the last paragraph is relevant to the revenue recognition policy for your arrangements. This disclosure seems to imply that you apply contract accounting (i.e. SOP 81-1) to substantially all of your arrangements, while the previous two paragraphs indicate that you follow SAB 104, SOP 97-2 and EITF 00-21 for revenue recognition. Consider clarifying this language in future filings.

Note 6. Redeemable Preferred Stock

12% Cumulative Exchangeable Redeemable Preferred Stock, page 40

5.   We note that you make periodic accretions for the excess of the redemption value
        over the recorded value of your Public Preferred Stock and that you adjusted the
        estimate of this accretion in the amount of $1.5 million in the second quarter of
        2006. Explain the basis for this adjustment. Tell us what consideration you gave
        to SFAS 154.

Exhibits 31.1 and 31.2

6.   You have included the certifying individuals' employment titles in the first
        sentence of the certifications. We note similar language in the certifications
        included as exhibits to your Form 10-Qs for the quarterly periods ended March
        31, 2007 and June 30, 2007. The language of the certifications required by Item
        601(b)(31) of Regulation S-X must be provided exactly as stated therein. See
        Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance
        Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please
        confirm that John B. Wood and Michelle Nakazawa signed these certifications in
        their individual capacity and remove the certifying individuals' employment titles
        in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended June 30, 2007 Compared with Three Months Ended June 30, 2006,
page 22

7.   We note that the change in products and services gross margins in 2007 as
        compared to 2006 was due to a refinement in your contract costing system which
        increased your direct cost tracing on contracts containing both products and
        services. Further describe the nature of the refinement. Tell us what
        consideration you gave to presenting 2006 cost information on a comparable
        basis. Also tell us how you considered SFAS 154 and SAB 99.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to
provide us with marked copies of any amendments to expedite our review. Please furnish
a cover letter with any amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief